AMERA RESOURCES CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Introduction

The following management discussion and analysis and financial review, prepared as of November 26, 2008, should be read in conjunction with the Company’s unaudited interim consolidated financial statements nine months ended September 30, 2008 and 2007 and audited annual consolidated financial statements and related notes for the years ended December 31, 2007, 2006 and 2005.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management’s discussion and analysis are expressed in Canadian dollars. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States.  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, silver and copper; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina and Peru will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Company Overview

As of November 26, 2008, the Company had negative working capital of approximately $213,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs.  The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The September 30, 2008 unaudited consolidated financial statements have been prepared on a going concern basis in accordance with Canadian GAAP.  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

The Company was incorporated on April 11, 2000 and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company remained without a business asset until March 2003, when the Company negotiated a number of agreements to option and acquire interests in various mineral concessions located in Argentina.  In December 2003, the Company completed its initial public offering and commenced trading on the TSX Venture Exchange (“TSX-V”) under the symbol “AMS”.

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  All of the Company’s material mineral property interests are located in Argentina, Peru and the USA.  As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties.  The Company is a reporting issuer in British Columbia, Alberta and the USA (SEC).

During the third quarter several option agreements on Peruvian properties were terminated as the Company’s financial position did not allow exploration and payment commitments to be met. The Company has announced its plan to consolidate its outstanding common shares on a one for ten basis, subject to shareholder and TSX Venture Exchange approvals. The Company will also seek approval to change the name of the Company to Panthera Resources Inc.

Peru

Cocha Copper-Silver Project, Department of Junin

The 7,060ha Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km to the east of Lima.  The Company holds a 100% interest in the property.  It is situated in a belt of Permian-aged clastic sedimentary rocks known to host stratabound copper-silver mineralization.  The property is road-accessible and averages 4,400m above sea level.

In 2006, surface exploration revealed two silver-copper soil anomalous zones and several copper-silver targets including the original Discovery Outcrop. An eleven-hole Phase I drill program focusing around the Discovery Outcrop was completed.  Highlights from this program include:  30.23m of 2.67% copper and 24.1 g/t silver from hole CO-06-03 and 13.31m of 0.80% copper and 10.8 g/t silver, 18.01m of 1.93% copper and 17.2 g/t silver, 11.55m of 0.82% copper and 9.2 g/t silver from hole CO-06-02.

The 2007 exploration program included Phase II drilling and surface exploration carried out over the entire property. Three new zones of high-grade mineralization were identified from surface sampling:  the North Cocha and South Cocha Zones host copper-silver mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization.  The Discovery Outcrop remains a fourth mineralized zone, the Central Cocha Target.  Phase II drill program began during Q4 of 2007 and aimed at further delineating the Central Cocha target (Discovery Outcrop) and to test the South Cocha target.  Nine drill holes totaling 1,321m were completed at the Central Cocha Zone before drilling paused.  The most significant intercept from the Phase II program includes 37.9m averaging 3.61% copper and 38.2 g/t silver in vertical hole CO-07-20, up dip from mineralization intersected in CO-06-03.

In March-April 2008 the Company  completed a total of 37.5 line kilometres of Induced Polarization (IP) and 39.7 line kilometres of ground magnetometer surveys covering the Central Cocha, South Cocha and East Cocha targets.  The survey was conducted by VDG del Peru SAC (formerly, Val D'Or Geofisica) (“VDG”).  A total of 25 IP lines and 27 magnetometer lines are spaced between 100m and 200m with lines extending from 1,200m to 2,000m in length. Grid lines are oriented perpendicular to the geologic structure that hosts mineralization. IP data were collected along pole-dipole stations every 100m except in Central Cocha where 50m pole-dipole stations were used for higher resolution. The IP survey was designed to test for sulfide concentrations up to 395m depth. Ground magnetic data were collected along the same grid lines as the IP, however extra magnetic lines were added at Central Cocha. Inverted 2D sections and horizontal depth slices were generated from the IP data to create chargeability and resistivity contour images. Surface contour maps were created from the ground magnetometer surveys. The IP and magnetic studies succeeded in demonstrating that outcropping drill targets at Central and South Cocha have a geophysical signature and in addition identified several concealed targets within the Company’s Cocha claim block.

The Central Cocha target forms a chargeability anomaly that corresponds to the mineralization intersected in drillholes and sampled on surface at the Discovery Outcrop Zone. A strong, broad chargeability anomaly crosscuts the down dip extension from the mineralized zone and resembles a sulfide-bearing intrusion starting at 200m depth beneath the surface. At South Cocha, a linear high chargeability anomaly corresponds with mineralized outcrop and is open to depth, while a parallel buried linear chargeability high delineates a second drill target to the northwest. At East Cocha narrow high grade gold-silver-copper mineralization corresponds to low chargeability, and is flanked by two strong chargeability highs concealed beneath alluvial cover.

The Company believes another drilling campaign is justified in order to test drill targets generated by the geophysical surveys, geochemical studies and geologic mapping on its South Cocha and East Cocha targets. Additional drilling would also test the large chargeability anomaly at depth beneath the Central Cocha zone.  The Company is currently seeking joint venture partners to advance the Cocha Project.

All core was analyzed by ALS Chemex Laboratory (“ALS”) in Lima, Peru using AAS and ICP methods. Additional standard pulp samples were included with the sample submittals for QA/QC purposes and show consistent comparison. Check analysis of the mineralization from the "Discovery Outcrop" Zone in hole CO-07-20 was performed by Acme Analytical Laboratories, Vancouver, B.C. (“Acme”), with results comparing favorably to those from ALS. The technical information above was reviewed by Peter Ellsworth, Licensed Geologist, a Qualified Person as defined in National Instrument 43-101.

Cercana Porphyry Copper Project, Department of Arequipa

In Q2 of 2008 the Company announced it had entered into an option to acquire a 100% interest in the 1,075 hectare Cercana porphyry copper project.  The Cercana property is located 21 kilometres southeast of Arequipa city within the Southern Peru Porphyry Copper Belt. Regional mineralization is related to porphyry copper forming associated potassic and silicic alteration, quartz-tourmaline breccias and peripheral gold veins and stockwork.

Amera has terminated its option on the Cercana Project due to challenging market conditions.

Mitu Copper-Silver property, Department of Junin

The 5,800 hectare Mitu concession covers a high grade copper-silver target in the Department of Junin, Peru.  The Company holds a 100% interest in the Mitu property, acquired by direct staking.  The property is located approximately 155km northeast of Lima, 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project.  Mitu is easily accessible via a paved road connecting Lima with Oroya and Cerro de Pasco.  From the paved road there are several 4x4 roads leading to different areas of the property.  Elevations on the property range from 3,700m to 4,400m above sea level.  Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone.

In Q1 of 2008 the Company carried out additional geologic mapping along with rock and soil sampling on the property to further define drill targets. Work focused on an area covering four discrete stratabound copper-silver mantos (0.45m to 0.78m thick) within a 250m thick package of Permian-aged Mitu Formation sandstone and limestone that has been traced for 1,200m along strike. Mineralization comprising chalcopyrite-chalcocite-malachite-azurite-broncantite is associated with grey-carbonaceous chlorite-altered sandstone and forms millimeter-scale lenses with calcite-pyrite-quartz gangue.

A total of 15 rock outcrop samples and 51 soil samples were collected.  Rock channel samples were collected from mineralized mantos and adjacent wall rock. Highlights include chip samples assaying 6.33% copper and 336 grams per tonne silver over 0.75m and 7.16% copper and 534 grams per tonne silver over 0.20m.  Soil samples were collected along three grid lines every 30m with lines spacing 250m and 500m. The lines are oriented perpendicular to the strike projection of the mantos and extend the grid toward the northeast from five earlier soils lines.  Soil sample assays range from 3 to 359 ppm copper and 0.2 to 0.6 ppm silver.

Conceptual targets at Mitu include the convergence or thickening of the four mantos down-dip of the surface outcroppings. The Company has completed an Induced Polarization (IP) and ground magnetic survey, conducted by VDG, over the down-dip projection of the mineralized zones.  The Company is currently seeking a joint-venture partner to advance Mitu with a Phase I drill program.

Analytical determinations for results presented herein were conducted by ALS using gold fire assay with atomic absorption finish and ICP for multielement analyses. Peter C. Ellsworth, M.Sc., Licensed Geologist, a Qualified Person and reviewed the material above.

Acero Copper-Gold Project, Department of Cuzco

The Acero porphyry copper-gold property is located in southern Department of Cuzco, Peru.  The Company holds a 100% interest in the 1,700 hectare property, which lies within the Santo Tomas Porphyry Copper Belt and is located near the town of Velille.  The Acero property is located in a prolific mining district known for both epithermal gold and porphyry copper deposits.

In 2005, the Company performed preliminary mapping, rock and silt sampling focused on the eastern portion of the property in the general area where limited previous drilling was carried out.  No exploration work was carried out on the property during 2006 or 2007.

The Company is currently seeking a joint-venture partner to satisfactorily complete a community relations program and commence a comprehensive surface exploration program to identify drill targets on the core area and to evaluate the remainder of the property.

Work on the Acero property has been carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. and reviewed by Dr. David A. Terry, P.Geo., a director of the Company, both Qualified Persons.

Fuyani Copper-Gold Property, Department of Cuzco

The 1,000 hectare Fuyani property is located 40km north of Santo Tomas in the Department of Cusco.  The Company holds a 100% interest in the Fuyani property, acquired by direct staking.  It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property.  Fuyani is located in the Santo Tomas Porphyry Copper belt.

Porphyry-style copper and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite.  Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also the presence of skarn type mineralization.

No work was carried out on the property since initial surface exploration in 2006.

The work at the Fuyani property was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng. The technical data has also been reviewed by Dr. David A. Terry, P.Geo, a director of the Company, both Qualified Persons.

“MPDP” Group of Projects, Junin and Huancavelica Departments

The Company has entered into two option agreements with Minera Phelps Dodge del Peru S.A.C. ("MPDP"), an indirect subsidiary of Freeport-McMoRan Copper & Gold Inc., to earn up to a 70% undivided interest in five exploration properties in Peru.  Four of these projects are located in the Junin and Huancavelica Departments, central Peru and one is located in the Arequipa Department of southern Peru.

Amera has notified MPDP that it is terminating the option on all three projects due to inability to access the Junin projects and the challenging market conditions.

Loma Colorada, Ancash Department

On December 21, 2007, the Company announced that it has signed an agreement to option up to a 100% interest in the Loma Colorada porphyry copper-gold property. This 1,100 hectare project is located in Ancash department, 430 km northwest of Lima, Peru and is situated within the Andean-Pacific copper-molybdenum porphyry belt which includes the nearby Magistral mine (Cu-Pb-Zn) and the Pashpap copper-molybdenum porphyry project. The Loma Colorada claims encompass a disseminated copper-gold target extending approximately 1,500m east-west by 1,200m north-south.

Amera has notified the vendor it is terminating the Loma Colorado option due to inability to advance the project and the challenging market environment.

Toro Blanco, San Felipe and Sura Properties, Huancavelica Department

On February 1, 2008, the Company signed an agreement with Geologix Explorations Inc. (“Geologix”) to earn up to a 70% interest in three gold properties located in the Huancavelica Department, Peru.  The Toro Blanco, San Felipe and Sura Properties are situated within the Southern Peru Epithermal Gold-Silver Belt

Amera has terminated the option with Geologix due to the challenging market environment.

Laguna Gold Project, Pasco Department

On January 18, 2007, the Company signed a letter of intent to enter into an option agreement to acquire up to a 90% interest in the 11,250 hectare Laguna Gold Project in the Pasco Department of west central Peru.  The letter of intent was finalized in a definitive contract effective May 22, 2007.

In early 2008 the Company carried out a 9-hole diamond drill program testing the geochemical/geophysical targets on the optioned portion of the Laguna property.  In all cases the bedrock was reached and no significant zones of alteration or mineralization were identified in the target areas.  The option has been terminated. Accordingly, the Company has written off $971,990 of costs capitalized to the property to date.

Argentina

Mogote Property, San Juan Province

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management and directors, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and conducted a minimum of US $1.25 million of exploration expenditures, to fulfil the requirements to earn this 51% interest.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the province of San Juan, Argentina.  It is located within a region characterized by some of the world's largest examples of copper-gold porphyry deposits and high sulphidation epithermal gold-silver deposits.  Xstrata’s El Morro Au-Cu deposit is eleven kilometres to the east and on trend with Mogote.  Surface exploration work identified early on three targets: Filo Este, Filo Central and Zona Colorida.    Diamond drilling on Filo Este in 2004 and Reverse Circulation drilling on Filo Este and Filo Central in 2005 confirmed the presence of a copper-gold porphyry system.  Other targets include Stockwork Hill, and the Southeast Colour Anomaly which have potential for high sulphidation epithermal precious metal mineralization and deeper porphyry copper-gold mineralization.

No exploration work has been carried out on the Mogote property in 2006, 2007 or 2008. A joint venture partner to advance the Mogote Project is currently being sought.

The 2004 and 2005 field programs on the Mogote project were supervised by project geologist Steven K. Jones, M.Sc., C.P.G. Assays for the drilling and surface program were performed by ALS or by Alex Stewart Labs, Mendoza, Argentina. The technical data has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

USA

Roy and Hills Properties, Nevada

The Roy and Hills Properties consist of two claim blocks in the Roysten Hills of west central Nevada. The 478 ha (1,180 acres) Roy claim block and the 227 ha (560 acres) Hills claim block are located 45 kilometres northwest of Tonopah along the northern margin of the prolific Walker Lane epithermal belt which has seen past production of more than 35 million gold equivalent ounces.

In 2006, the Company signed a Letter of Intent with Astral Mining Corporation (“Astral”) to option to them the Roy and Hills properties.  Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties.  Astral can earn an initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares (100,000 common shares issued) to the Company.  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.  The Company received approval from TSX Venture Exchange for this agreement.

On May 18, 2007 Astral reported the results from a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects.  The best results from the program were a 6.1m interval averaging 0.89 g/t gold, including a 1.5m interval assaying 2.1 g/t gold (hole R-07-5).  This hole, along with R-07-03, was designed to test the area where surface samples of subcropping bladed quartz vein material assayed 41.5 g/t gold.    Astral is currently evaluating what additional work to carry out on the project.  The Hills property has been dropped due to the negative results and Astral’s recommendation.

The Roy and Hills drilling program was carried out under the supervision of John Rice, C.P.G., and a Qualified Person. All analytical work for the Roy and Hills drilling program was performed by American Assay Laboratories Inc, located in Sparks, Nevada.  The technical information discussed above has also been reviewed by Dr. David A. Terry, P.Geo., a director of the Company and a Qualified Person.

Colombia

Effective June 30, 2007, the Company entered into a 50/50 joint venture with Golden Arrow to evaluate and acquire precious and base metal properties in Colombia. The joint venture has hired an operations manager and retained contract exploration personnel.  The joint venture has not acquired any mineral properties to date.

On May 7, 2008, the Company gave notice that it was withdrawing from the Golden Amera Inc. Joint Venture Agreement and would not contribute further funds.

Selected Quarterly Financial Information and Second Quarter Discussion

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

	2008			2007				2006
	Sep. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(706,006)	(710,163)	(1,433,933)	(490,307)	(717,446)	(698,937)	(419,635)	(405,381)
Net Loss per Common Share Basic and Diluted	(0.02)	(0.02)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)

For the three months ended September 30, 2008, the Company reported a consolidated loss of $706,006 ($0.02 per share), a decrease of $11,440 from the loss of $717,446 ($0.02 per share) for the three months ended September 30, 2007.  The decrease in loss is primarily a result of:

(i) Corporate development and investor relations decreased by $81,674 to $11,910, compared to $93,584 during 2007, mainly due to decreased advertising and attendance to investor conferences.

(ii) General exploration decreased by $6,031 to $110,590 in the 2008 period from $116,621 in the 2007 period as the Company continues to expense costs associated with exploration that are not related to specific projects or properties.  The costs primarily relate to the Company’s exploration activities in Peru and Colombia.

(iii) Office and sundry expenses decreased by $18,008 to $16,959 in the 2008 period as a result of decreased activities during the period.

(iv) Salaries expense decreased by $34,578 to $48,484 in the 2008 period compared to $83,062 in the 2007 period as a result of decreased activities during the period and the Company taking steps to reduce overhead.

(v) Stock-based compensation expense was $Nil for the 2008 period compared to $284,092 in the 2007 period.  The 2007 expense was the estimated fair value of 1,600,000 stock options granted to employees, directors and consultants during the 2007 period.  Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

(vi) Travel expense was $Nil in the 2008 period compared to $44,259 in the 2007 period as a result of decreased activities during the period.

(vii) Interest income decreased by $16,497 to $7,029 in the 2008 period from $23,526 in the 2007 period as a result of the Company holding less short-term investments.

(viii) The Company wrote off mineral property costs of $476,450 in the 2008 period compared to $Nil in the 2007 period.

Summary of Financial Results

For the nine months ended September 30, 2008, the Company reported a consolidated loss of $2,850,102 ($0.08 per share), an increase of $1,014,084 from the loss of $1,836,018 ($0.06 per share) for the nine months ended September 30, 2007.  The decrease in the loss in 2008 period, compared to 2007, was due to a number of factors of which $169,449 can be attributed to decreases in operating expenses offset by a $1,183,533 decrease in other income items.

During the nine months ended September 30, 2008 the Company capitalized $5,756 of expenditures on the Mogote property in Argentina. In addition, the Company capitalized $304,463 of expenditures on the Cocha property, $95,894 on the Mitu property and $365,837 on other properties.  See the “Exploration Projects” section above for further discussion.

Liquidity and Capital Resources

The Company’s cash position at September 30, 2008 was $107,825, a decrease of $58,193 from December 31, 2007. Short-term investments balance decreased to $Nil at September 30, 2008 from $1,400,000 at December 31, 2007. Total assets decreased to $4,776,576 at September 30, 2008 from $6,369,550 at December 31, 2007.  This decrease is primarily due to the decrease in short-term investments.

As the Company is an exploration stage company, revenues are limited to interest earned on cash held with the Company’s financial institutions.  For the nine months ended September 30, 2008, the Company recorded interest income of $21,476 compared to $51,837 in 2007, primarily as a result of the decrease in short-term investments.

The Company has financed its operations through the sale of its equity securities.  The Company closed a brokered private placement of 3,470,000 units at $0.14 per unit for gross proceeds of $485,800.  The financing was completed in two tranches of 3,320,000 units and 150,000 units on April 30, 2008 and June 12, 2008, respectively.  Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring April 30, 2010. In addition to cash commissions and related costs of $67,670, the agents were granted 265,600 agent’s warrants in the first tranche and 12,000 agent’s warrants in the second tranche exercisable at $0.18 each, expiring on or before April 30, 2010 and June 12, 2010, respectively.

The Company also closed a non-brokered private placement financing of 3,870,000 units at $0.14 per unit for gross proceeds of $541,800 on June 16, 2008. Each unit entitled the holder to acquire one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $0.18 per share, expiring June 16, 2010.

The Company has received $Nil from the exercise of warrants and options for the nine month period ended September 30, 2008 (2007 - $Nil).  As at November 26, 2008, the Company had negative working capital of approximately $213,000.

The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all its planned activities.  The Company will continue to rely on successfully completing additional equity financing to maintain its core activities and further exploration of its existing and new properties in the Americas.  There can be no assurance that the Company will be successful in obtaining the required financing.  The failure to obtain such financing could result in the loss of the Company’s interest in one or more of its mineral claims.

The Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.  The Company does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

Operating Cash Flow

Cash outflow from operating activities was $1,095,250 for the nine months ended September 30, 2008 compared to $1,216,533 for September 30, 2007 period.

Financing Activities

Cash inflow from financing activities was $1,027,600 from the issuance of shares less $73,333 of share issue costs for the nine months ended September 30, 2008 compared to $4,095,000 less $333,895 share issue costs for the nine months ended September 30, 2007.

Investing Activities

Investing activities generated cash of $82,790 for the nine months ended September 30, 2008 compared to a cash outflow of $2,847,835 for the period ended September 30, 2007.  In the 2008 period, these investing activities included additions of $1,317,210 to mineral properties and deferred costs and a reduction of $1,400,000 in short-term investments. In the 2007 period, investing activities included additions of $635,990 to mineral properties and deferred costs and an increase of $2,211,845 in short-term investments.

Related Parties Transactions

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee is based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008.  During the nine months ended September 30, 2008, the Company incurred fees of $380,423 (2007 – $460,839) to the Grosso Group: $308,889 (2007 - $503,900) was paid in monthly payments and $71,534 is included in accounts payable (2007 - $43,061 included in amounts receivable) as a result of a review of the allocation of the Grosso Group costs to the member companies for the period.  In addition, included in accounts payable is $20,660 for  expenses paid by Grosso Group on behalf of the Company and included in other receivables, prepaids and deposits is a $95,000 (2007 - $95,000) deposit to the Grosso Group.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the nine months ended September 30, 2008, the Company incurred fees of $65,625 (2007 - $65,625) to the President, of which $9,384 is included in accounts payable. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

Effective May 1, 2007, the Company entered into an agreement with IMA to pay a monthly fee for the services provided by IMA’s Chief Executive Officer who is a director of the Company.  The agreement may be terminated at any time by the Company upon 30 days written notice.  During the nine months ended September 30, 2008, the Company paid $6,000 to IMA for these services.  The Company terminated this agreement effective June 30, 2008.

Included in accounts payable is $29,000 to Golden Arrow, which was advanced to the Company’s operations in Peru. This loan was repaid subsequent to quarter end.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Contractual Commitments

As of September 30, 2008, the Company had the no option payment or work expenditure commitments in relation to its mineral property projects:

Critical Accounting Policies

Reference should be made to the Company’s significant accounting policies contained in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.  These accounting policies can have a significant impact of the financial performance and financial position of the Company.

Recent Accounting Pronouncements

Effective January 1, 2008, new accounting standards were issued by the CICA which may impact the Company in the future as follows:

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the nine months ended September 30, 2008.

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the Company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the Company's key management personnel:

(i)

qualitative information about its objectives, policies and processes for managing capital.

 (ii)

summary quantitative data about what it manages as capital.

(iii)

whether during the period it complied with any externally imposed capital requirements to which it is subject.

(iv)

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses, during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in its consolidated financial statements.

Financial Instruments Disclosures

In March 2007, the CICA issued Section 3862 Financial Instruments – Disclosures, and Section 3863 Financial Instruments – Presentation, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.  Section 3862, requires disclosure of additional detail by financial asset and liability categories.  Section 3863, establishes standards for presentation of financial instruments and non-financial derivatives.  The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the nine months ended September 30, 2008.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP,  is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and assessment of carrying values of mineral properties and deferred costs.  Actual results may differ from these estimates.

Mineral Properties and Deferred Costs

Consistent with the Company’s accounting policy disclosed in Note 2 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis.  It is the Company’s policy to expense any exploration associated costs not related to specific projects or properties.  Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.  During the nine months ended September 30, 2008, the Company wrote off $1,448,440 of mineral property and deferred costs that had been capitalized.

Financial Instruments

The Corporation's financial instruments are comprised of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities.

The fair values of cash, short-term investments, amounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.  The fair value of marketable securities is obtained by reference to the closing quoted market price on the balance sheet date.  As at September 30, 2008, the fair value of the Company’s marketable securities was $9,000.

Risk Factors

The Company’s operations and results are subject to a number of different risks at any given time.  These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess.  For a more complete discussion of these risks and others, reference should be made to the December 31, 2007 Management Discussion and Analysis and Annual Information Form.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure controls and procedures are defined under Multilateral Instrument 52-109 - Certification of Disclosure Controls in Issuers’ Annual and Interim Filings (“MI 52-109”) as “… controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer’s management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure”.  The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that it has an effective system of disclosure controls, and procedures as defined under MI 52-109.  In reaching this conclusion, the Company recognizes that two key factors must be and are present:

a)

the Company is very dependant upon its advisors and consultants (principally its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

b)

an active Board and management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements.  The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area.  Therefore the Company must rely upon its advisors and consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements.  Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management.  The Company believes this communication exists.

While the Company believes it has adequate disclosure controls and procedures in place, lapses in the disclosure controls and procedures could occur and/or mistakes could happen.  Should such occur, the Company would take whatever steps necessary to minimize the consequences thereof.

Management is responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide reasonable assurance.

During the period ended September 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Investor Relations Activities

The Company provides information packages to investors.  These packages include materials filed with regulatory authorities. Additionally the Company attends investment/trade conferences and updates its website (www.ameraresources.com) on a continuous basis.

Effective August 1, 2007 retained National Media Associates ("NMA") to provide investor relations services for US$7,000 per month.  This agreement was terminated on September 15, 2008.

Outstanding Share Data

The Company’s authorized share capital is an unlimited number of common shares without par value.  As at September 30, 2008, there were 41,846,036 outstanding common shares and 3,112,000 stock options, which were outstanding and exercisable, with exercise prices ranging between $0.20 and $0.53 per share.  In addition, there were 13,098,123 warrants outstanding, with an exercise prices ranging between $0.18 and $0.65 per share.  More information on these instruments and the terms of their conversion are set out in Note 6 to the Company’s September 30, 2008 unaudited consolidated financial statements.

As of November 26, 2008 there were 41,846,036 common shares, 2,347,000 stock options and 13,098,123 warrants outstanding.